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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Westech Capital Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

957531 20 5

(Cusip Number)

February 14, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 957531 20 5

1.	Name of Reporting Person: Jay W. Van Ert		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 37,500(1)

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 37,500(1)

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 37,500(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.4%(1)

12.	Type of Reporting Person: IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	On the date of the events reported, Mr. Van Ert sold all 94,549 shares of common stock held by him to John J. Gorman in a private transaction. Includes 37,500 shares of common stock issuable pursuant to options granted under Westech Capital Corp.’s stock option plan which are exercisable as of April 15, 2003.

(2)	Includes the option shares described above for purposes of calculating percent ownership and assumes a total of 1,512,024 shares outstanding, based on the amount reported in Westech Capital Corp.’s most recent Quarterly Report on Form 10-Q for the period ended September 30, 2002.

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13G

Item 1.
	(a)	Name of Issuer:
Westech Capital Corp., a Delaware corporation
	(b)	Address of Issuer’s Principal Executive Offices:
2700 Via Fortuna, Suite 400 Austin, Texas 78746

Item 2.
	(a)	Name of Person Filing:
Jay W. Van Ert
	(b)	Address of Principal Business Office or, if none, Residence:
2700 Via Fortuna, Suite 400 Austin, Texas 78746
	(c)	Citizenship:
United States
	(d)	Title of Class of Securities:
Common Stock, $0.001 par value per share
	(e)	CUSIP Number:
957531 20 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.
(a) Amount beneficially owned:
37,500(1)
(b) Percent of class:
2.4%(2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
37,500(1)
(ii) Shared power to vote or to direct the vote:
-0-
(iii) Sole power to dispose or to direct the disposition of:
37,500(1)
(iv) Shared power to dispose or to direct the disposition of:
-0-

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

(1)	On the date of the events reported, Mr. Van Ert sold all 94,549 shares of common stock held by him to John J. Gorman in a private transaction. Includes 37,500 shares of common stock issuable pursuant to options granted under Westech Capital Corp.’s stock option plan which are exercisable as of April 15, 2003.

(2)	Includes the option shares described above for purposes of calculating percent ownership and assumes a total of 1,512,024 shares outstanding, based on the amount reported in Westech Capital Corp.’s most recent Quarterly Report on Form 10-Q for the period ended September 30, 2002.

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13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 24, 2003

By:	/s/ Jay W. Van Ert
Name:	Jay W. Van Ert

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